PRICING SUPPLEMENT NO. 89
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-177923
Dated December 27, 2011



Optimization

JPMorgan Chase & Co. Buffered Return Optimization Securities

$7,024,020 Linked to the S&P 500® Index due on December 31, 2013

Investment Description

Buffered Return Optimization Securities, which we refer to as the "Securities," are unsecured and unsubordinated debt securities issued by JPMorgan Chase & Co. ("JPMorgan Chase"), with returns linked to the performance of the S&P 500® Index (the "Index"). If the Index Return is positive, JPMorgan Chase will repay your principal amount at maturity and pay a return equal to the Index Return times the Multiplier of 3.00, up to the Maximum Gain of 21.40%. If the Index Return is negative or zero, but the Final Index Level has not declined below the Initial Index Level by more than the Buffer Amount of 10.00%, JPMorgan Chase will repay your principal amount at maturity. However, if the Index Return is negative and the Final Index Level's percentage decline from the Initial Index Level exceeds the Buffer Amount, JPMorgan Chase will repay less than your principal amount, resulting in a loss of 1% of your principal amount for every 1% that the Index has declined by more than the Buffer Amount. **Investing in the Securities involves significant risks. You may lose up to 90% of your principal amount. You will not receive dividends or other distributions paid on any stocks included in the Index and the Securities will not pay interest. The downside market exposure to the Index is buffered only if you hold the Securities until maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of JPMorgan Chase. If JPMorgan Chase were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features

- ❑ **Enhanced Growth Potential** — At maturity, the Securities enhance any positive Index Return, up to the Maximum Gain. If the Index Return is negative, investors will be exposed to any decline in the Index in excess of the Buffer Amount at maturity.

- ❑ **Buffered Downside Market Exposure** — If you hold the Securities to maturity and the Index Return is zero or negative but the Final Index Level has not declined below the Initial Index Level by more than the Buffer Amount of 10%, JPMorgan Chase will repay your principal amount at maturity. However, if the Index Return is negative and the Final Index Level's percentage decline from the Initial Index Level exceeds the Buffer Amount, JPMorgan Chase will repay less than your principal amount, resulting in a loss of 1% of your principal amount for every 1% that the Index has declined by more than the Buffer Amount. You may lose up to 90% of your principal amount. The downside market exposure to the Index is buffered only at maturity. Any payment on the Securities, including any repayment of your principal amount, is subject to the creditworthiness of JPMorgan Chase.

Key Dates

Trade Date	December 27, 2011
Settlement Date	December 30, 2011
Final Valuation Date[1]	December 24, 2013
Maturity Date[1]	December 31, 2013

[1] Subject to postponement in the event of a market disruption event as described under "Description of Securities — Payment at Maturity" and "Description of Securities — Postponement of the Final Valuation Date" in the accompanying product supplement no. UBS-4-I.

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. JPMORGAN CHASE IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES AT MATURITY, AND THE SECURITIES HAVE DOWNSIDE MARKET RISK SIMILAR TO THE INDEX, SUBJECT TO THE BUFFER AMOUNT. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF JPMORGAN CHASE. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 5 OF THIS PRICING SUPPLEMENT, UNDER "RISK FACTORS" BEGINNING ON PAGE PS-9 OF THE ACCOMPANYING PRODUCT SUPPLEMENT NO. UBS-4-I AND UNDER "RISK FACTORS" BEGINNING ON PAGE US-1 OF THE ACCOMPANYING UNDERLYING SUPPLEMENT NO. 1-I BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE SECURITIES.

Security Offering

We are offering Buffered Return Optimization Securities linked to the S&P 500® Index. The Securities are offered for a minimum investment of 100 Securities at the price to public described below. The return on the Securities is subject to, and will be limited by, the Maximum Gain.

Index	Multiplier	Buffer Amount	Maximum Gain	Initial Index Level	CUSIP	ISIN
S&P 500® Index	3	10.00%	21.40%	1,265.43	48126B830	US48126B8303

See "Additional Information about JPMorgan Chase & Co. and the Securities" in this pricing supplement. The Securities will have the terms specified in the prospectus dated November 14, 2011, the prospectus supplement dated November 14, 2011, product supplement no. UBS-4-I dated November 30, 2011, underlying supplement no. 1-I dated November 14, 2011 and this pricing supplement. *The terms of the Securities as set forth in this pricing supplement, to the extent they differ or conflict with those set forth in product supplement no. UBS-4-I, will supersede the terms set forth in product supplement no. UBS-4-I.*

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus, prospectus supplement, product supplement no. UBS-4-I and underlying supplement no 1-I. Any representation to the contrary is a criminal offense.

Offering of Securities	Price to Public[1][2]		Fees and Commissions[2][3]		Proceeds to Us	
	Total	Per Security	Total	Per Security	Total	Per Security
S&P 500® Index	$7,024,020	$10.00	$140,480.40	$0.20	$6,883,539.60	$9.80

[1] The price to the public includes the cost of hedging our obligations under the Securities through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on page PS-27 of the accompanying product supplement no. UBS-4-I and "Supplemental Underwriting Information (Conflicts of Interest)" in this pricing supplement.

[2] With respect to sales to certain fee-based advisory accounts for which UBS Financial Services Inc, which we refer to as UBS, is an investment adviser, UBS will act as a placement agent. The purchase price for these accounts will be $9.80 per Security and UBS will forgo any commissions related to these sales.

[3] UBS will receive a commission for sales to brokerage accounts of $0.20 per $10.00 principal amount Security.

The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

UBS Financial Services Inc.

J.P.Morgan

Additional Information about JPMorgan Chase & Co. and the Securities

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011, relating to our Series E medium-term Securities of which these Securities are a part, and the more detailed information contained in product supplement no. UBS-4-I dated November 30, 2011 and underlying supplement no. 1-I dated November 14, 2011. **This pricing supplement, together with the documents listed below, contains the terms of the Securities, supplements the free writing prospectus related hereto dated December 1, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. UBS-4-I and underlying supplement no. 1-I, as the Securities involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

- Product supplement no. UBS-4-I dated November 30, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007937/e46359_424b2.pdf
- Underlying supplement no. 1-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

As used in this pricing supplement, the "Issuer," "JPMorgan Chase," "we," "us" and "our" refer to JPMorgan Chase & Co.

Investor Suitability

The Securities may be suitable for you if, among other considerations:

- You fully understand the risks inherent in an investment in the Securities, including the risk of loss of up to 90% of your principal amount.

- You can tolerate a loss of a substantial portion of your investment and are willing to make an investment that may have similar downside market risk as an investment in the Index, subject to the Buffer Amount.

- You seek an investment with a return linked to the performance of the S&P 500® Index.

- You believe the level of the Index will increase over the term of the Securities but the Index Return is unlikely to exceed the Maximum Gain.

- You can tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Index.

- You understand and accept that your return on the Securities is limited by the Maximum Gain, and you are willing to invest in the Securities based on the Maximum Gain of 21.40%.

- You do not seek current income from your investment and are willing to forgo dividends paid on the stocks included in the Index.

- You are willing and able to hold the Securities to maturity, a term of approximately 24 months.

- You accept that there may be little or no secondary market for the Securities and that any secondary market will depend in large part on the price, if any, at which J.P. Morgan Securities LLC ("JPMS"), is willing to trade the Securities.

- You are willing to assume the credit risk of JPMorgan Chase for all payments under the Securities, and understand that if JPMorgan Chase defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Securities may not be suitable for you if, among other considerations:

- You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of up to 90% of your principal amount.

- You require an investment designed to provide a full return of principal at maturity.

- You cannot tolerate a loss of a substantial portion of your investment, or you are not willing to make an investment that may have similar downside market risk as an investment in the Index, subject to the Buffer Amount.

- You do not seek an investment with exposure to the S&P 500® Index.

- You believe the Final Index Level will decline below the Initial Index Level by more than the Buffer Amount, or you believe the Index Return will exceed the Maximum Gain.

- You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation.

- You cannot tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Index.

- You are unwilling to invest in the Securities based on the Maximum Gain of 21.40%.

- You seek current income from your investment or prefer not to forego dividends paid on the stocks included in the Index.

- You are unable or unwilling to hold the Securities to maturity, a term of approximately 24 months, and seek an investment for which there will be an active secondary market.

- You are not willing to assume the credit risk of JPMorgan Chase for all payments under the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisers have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the "Key Risks" on page 5 of this pricing supplement, "Risk Factors" in the accompanying product supplement no. UBS-4-I and "Risk Factors" in the accompanying underlying supplement no. 1-I for risks related to an investment in the Securities.

Final Terms	
Issuer:	JPMorgan Chase & Co.
Issue Price:	$10.00 per Security for brokerage account investors; $9.80 per Security for certain advisory account investors (both subject to a minimum investment of 100 Securities)
Principal Amount:	$10.00 per Security. The payment at maturity will be based on the principal amount.
Index:	S&P 500® Index
Term:	24 months. The Securities priced on December 27, 2011 and are expected to settle on or about December 30, 2011.
Buffer Amount:	10.00%, if held to maturity
Payment at Maturity (per $10):	**If the Index Return is positive,** JPMorgan Chase will make a cash payment per $10 principal amount Security equal to: $10.00 + ($10.00 × Index Return × Multiplier) *provided, however,* that in no event will JPMorgan Chase pay you at maturity an amount greater than $10.00 + ($10.00 × Maximum Gain) **If the Index Return is negative or zero, but the Final Index Level has not declined below the Initial Index Level by more than the Buffer Amount,** JPMorgan Chase will make a cash payment of $10.00 per $10 principal amount Security. **If the Index Return is negative and the Final Index Level's percentage decline from the Initial Index Level exceeds the Buffer Amount,** JPMorgan Chase will make a cash payment per $10 principal amount Security equal to: $10.00 + [$10.00 × (Index Return + Buffer Amount)] ***In this scenario, you will lose 1% of your principal amount for every 1% that the Index has declined by more than the Buffer Amount. You may lose up to 90% of your principal amount.***
Index Return:	$$\frac{\text{Final Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$
Multiplier:	3.00
Maximum Gain:	21.40%
Initial Index Level:	The Index Closing Level on the Trade Date, which was 1,265.43
Final Index Level:	The Index Closing Level on the Final Valuation Date

Investment Timeline



Trade Date: The Initial Index Level is determined. The Maximum Gain is set.

Maturity Date: The Final Index Level and the Index Return are determined.

➢ **If the Index Return is positive**, JPMorgan Chase will pay you a cash payment per $10 principal amount Security equal to:

$10.00 + ($10 × Index Return × Multiplier)

provided, however, that in no event will you receive at maturity an amount greater than $10.00 + ($10.00 × Maximum Gain)

➢ **If the Index Return is negative or zero, but the Final Index Level is not less than the Initial Index Level by more than the Buffer Amount**, JPMorgan Chase will pay you a cash payment of $10.00 per $10 principal amount Security.

➢ **If the Index Return is negative and the Final Index Level is less than the Initial Index Level by more than the Buffer Amount**, JPMorgan Chase will pay you a cash payment per $10 principal amount Security equal to:

$10.00 + [$10.00 × (Index Return + Buffer Amount)]

Under these circumstances, you may lose up to 90% of your principal amount.

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE UP TO 90% OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF JPMORGAN CHASE. IF JPMORGAN CHASE WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

What Are the Tax Consequences of the Securities?

You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. UBS-4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of Securities.

Based on current market conditions, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, your Securities should be treated as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected the gain or loss on your Securities should be treated as long-term capital gain or loss if you hold your Securities for more than a year, whether or not you are an initial purchaser of Securities at the issue price.

The Internal Revenue Service (the "IRS") or a court may not respect the treatment of the Securities described above, in which case the timing and character of any income or loss on your Securities could be materially and adversely affected. In addition, in 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities, including possible alternative treatments and the issues presented by this notice.

Key Risks

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. UBS-4-I and the "Risk Factors" section of the accompanying underlying supplement no. 1-I. We also urge you to consult your investment, legal, tax, accounting and other advisers before investing in the Securities.

Risks Relating to the Securities Generally

♦ **Your Investment in the Securities May Result in a Loss** — The Securities differ from ordinary debt securities in that we will not necessarily repay the full principal amount of the Securities. We will pay you the principal amount of your Securities in cash only if the Final Index Level has not declined below the Initial Index Level by more than the Buffer Amount. If the Final Index Level's percentage decline from the Initial Index Level exceeds the Buffer Amount, you will lose 1% of your principal amount for every 1% that the Index has declined by more than the Buffer Amount. Therefore, you could lose up to 90% of your principal amount.

♦ **The Appreciation Potential of the Securities Is Limited by the Maximum Gain** — The appreciation potential of the Securities is limited by the Maximum Gain of 21.40%. Accordingly, the appreciation potential of the Securities will be limited by the Maximum Gain even if the Index Return multiplied by the Multiplier is greater than the Maximum Gain, which may be significant.

♦ **Credit Risk of JPMorgan Chase & Co.** — The Securities are unsecured and unsubordinated debt obligations of the issuer, JPMorgan Chase & Co., and will rank *pari passu* with all of our other unsecured and unsubordinated obligations. The Securities are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any repayment of principal at maturity, depends on the ability of JPMorgan Chase & Co. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Chase & Co. may affect the market value of the Securities and, in the event JPMorgan Chase & Co. were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and you could lose your entire investment.

♦ **The Downside Market Exposure to the Index Is Buffered Only if You Hold the Securities to Maturity** — You should be willing to hold your Securities to maturity. If you are able to sell your Securities in the secondary market prior to maturity, you may have to sell them at a loss even if the Index has not declined by more than the Buffer Amount at the time of the secondary market transaction.

♦ **The Multiplier Applies Only if You Hold the Securities to Maturity** — You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Multiplier or the Securities themselves, and the return you realize may be less than the Index's return even if that return is positive and does not exceed the Maximum Gain. You can receive the full benefit of the Multiplier and earn the potential Maximum Gain from JPMorgan Chase only if you hold your Securities to maturity.

♦ **No Interest Payments** — JPMorgan Chase will not make any interest payments to you with respect to the Securities.

♦ **Potential Conflicts** — We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities. It is possible that these hedging or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the Securities declines.

♦ **We Are Currently One of the Companies that Make Up the Index** — We are currently one of the companies that make up the Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the Index. We will not have any obligation to consider your interests as a holder of the Securities in taking any corporate action that might affect the value of the Index and the Securities.

♦ **Certain Built-In Costs Are Likely to Adversely Affect the Value of the Securities Prior to Maturity** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your Securities, the original issue price of the Securities includes UBS's commission for sales to brokerage accounts and the estimated cost of hedging our obligations under the Securities. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase Securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from UBS's brokerage account commission and our hedging costs, including those set forth under "Many Economic and Market Factors Will Influence the Value of the Securities" below. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

♦ **The Payment at Maturity on Your Securities Is Not Based on the Level of the Index at Any Time Other Than the Trade Date and the Final Valuation Date** — The Final Index Level will be based solely on the Index Closing Level on the Final Valuation Date, and the Index Return will be based on the Final Index Level as compared to the Initial Index level. Therefore, if the Index Closing Level drops precipitously on the Final Valuation Date from the Initial Index Level, the payment at maturity on your Securities that the Issuer makes to you may be significantly less than it would otherwise have been had the payment at maturity been linked to the Index Closing Level at a time prior to such drop. Although the Index Closing Level on the maturity date or at other times during the term of your Securities may be higher than the Index Closing Level on the Final Valuation Date, you will not benefit from the Index Closing Level at any time other than the Final Valuation Date.

♦ **Investing in the Securities Is Not Equivalent to Investing in the Stocks Composing the Index** — Investing in the Securities is not equivalent to investing in the stocks included in the Index. As an investor in the Securities, you will not have any ownership interest or rights in the stocks included in the Index, such as voting rights, dividend payments or other distributions.

♦ **Your Return on the Securities Will Not Reflect Dividends on the Stocks Composing the Index** — Your return on the Securities will not reflect the return you would realize if you actually owned the stock included in the Index and received the dividends on the stock included in the Index. This is because the calculation agent will calculate the amount payable to you at maturity of the Securities by reference to the Final Index Level, which reflects the Index Closing Level on the Final Valuation Date without taking into consideration the value of dividends on the stock included in the Index.

♦ **Lack of Liquidity** — The Securities will not be listed on any securities exchange. JPMS intends to offer to purchase the Securities in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which JPMS is willing to buy the Securities.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by JPMS, UBS or Their Affiliates** — JPMS, UBS or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities, and that may be revised at any time. Any such research, opinions or recommendations may or may not recommend that investors buy or hold the Index and could affect the value of the Index, and therefore the market value of the Securities.

♦ **Tax Treatment** — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax adviser about your tax situation.

♦ **Potential JPMorgan Chase & Co. Impact on the Market Price of the Index** — Trading or transactions by JPMorgan Chase & Co. or its affiliates in the Index or in futures, options or other derivative products on the Index may adversely affect the market value of the Index and, therefore, the market value of the Securities.

♦ **Many Economic and Market Factors Will Influence the Value of the Securities** — In addition to the value of the Index on any day, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  ♦ the expected and actual volatility of the Index;

  ♦ the time to maturity of the Securities;

  ♦ the dividend rate on the equity securities underlying the Index;

  ♦ interest and yield rates in the market generally;

  ♦ a variety of economic, financial, political, regulatory and judicial events; and

  ♦ our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Examples and Return Table

The following table and hypothetical examples below illustrate the payment at maturity per $10.00 Security for a hypothetical range of Index Returns from -100.00% to +100.00%, reflect the Multiplier of 3.00, the Buffer Amount of 10.00%, the Initial Index Level of 1,265.43 and the Maximum Gain of 21.40%. The hypothetical payment at maturity examples set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the Securities. The actual payment at maturity will be determined based on the Final Index Level on the Final Valuation Date. You should consider carefully whether the Securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Index Level	Index Return (%)	Payment at Maturity ($)	Return at Maturity per $10.00 issue price (%)[1]	Return at Maturity per $9.80 issue price (%)[2]
2,530.860	100.000%	$12.14	21.40%	23.88%
2,404.317	90.000%	$12.14	21.40%	23.88%
2,277.774	80.000%	$12.14	21.40%	23.88%
2,151.231	70.000%	$12.14	21.40%	23.88%
2,024.688	60.000%	$12.14	21.40%	23.88%
1,898.145	50.000%	$12.14	21.40%	23.88%
1,771.602	40.000%	$12.14	21.40%	23.88%
1,645.059	30.000%	$12.14	21.40%	23.88%
1,518.516	20.000%	$12.14	21.40%	23.88%
1,455.245	15.000%	$12.14	21.40%	23.88%
1,391.973	10.000%	$12.14	21.40%	23.88%
1,355.693	7.133%	$12.14	21.40%	23.88%
1,328.702	5.000%	$11.50	15.00%	17.35%
1,297.066	2.500%	$10.75	7.50%	9.69%
1,265.430	0.000%	$10.00	0.00%	2.04%
1,202.159	-5.000%	$10.00	0.00%	2.04%
1,138.887	-10.000%	$10.00	0.00%	2.04%
1,012.344	-20.000%	$9.00	-10.00%	-8.16%
885.801	-30.000%	$8.00	-20.00%	-18.37%
759.258	-40.000%	$7.00	-30.00%	-28.57%
632.715	-50.000%	$6.00	-40.00%	-38.78%
506.172	-60.000%	$5.00	-50.00%	-48.98%
379.629	-70.000%	$4.00	-60.00%	-59.18%
253.086	-80.000%	$3.00	-70.00%	-69.39%
126.543	-90.000%	$2.00	-80.00%	-79.59%
0.000	-100.000%	$1.00	-90.00%	-89.80%

[1] The "Return at Maturity" is the number, expressed as a percentage, that results from comparing the payment at maturity per $10 principal amount to the issue price of $10 per Security for all brokerage account investors.

[2] The "Return at Maturity" is the number, expressed as a percentage, that results from comparing the payment at maturity per $10 principal amount to the issue price of $9.80 per Security, which is the issue price for investors in advisory accounts.

Example 1 — The level of the Index increases by 5.00% from the Initial Index Level of 1,265.43 to the Final Index Level of 1,328.702. Because three times the Index Return of 5.00% is less than the Maximum Gain of 21.40%, JPMorgan Chase will pay you your principal amount plus a return equal to 15.00%, resulting in a payment at maturity of $11.50 per $10.00 Security, calculated as follows:

$$\$10.00 + (\$10.00 \times \text{Index Return} \times \text{Multiplier})$$

$$\$10.00 + (\$10.00 \times 5.00\% \times 3) = \$11.50$$

Example 2 — The level of the Index increases by 40.00% from the Initial Index Level of 1,265.43 to the Final Index Level of 1,771.602. Because three times the Index Return of 40.00% is greater than the Maximum Gain of 21.40%, JPMorgan Chase will pay you your principal amount plus a return equal to the Maximum Gain of 21.40%, resulting in a payment at maturity of $12.14 per $10.00 Security, calculated as follows:

$$\$10.00 + (\$10.00 \times \text{Maximum Gain})$$

$$\$10.00 + (\$10.00 \times 21.40\%) = \$12.14$$

Example 3 — The level of the Index decreases by 10.00% from the Initial Index Level of 1,265.43 to the Final Index Level of 1,138.887. Because the Index Return of -10.00% is negative, and the Index's percentage decline is not more than the Buffer Amount, JPMorgan Chase will pay you a payment at maturity of $10.00 per $10.00 Security, resulting in a 0% return on the principal amount.

Example 4 — The level of the Index decreases by 40.00% from the Initial Index Level of 1,265.43 to the Final Index Level of 759.258. Because the Index Return of -40.00% is negative and the Index's percentage decline is more than the Buffer Amount of 10.00%, JPMorgan Chase will pay you a payment at maturity of $7.00 per $10.00 Security, calculated as follows:

$$\$10.00 + [\$10.00 \times (\text{Index Return} + \text{Buffer Amount})]$$

$$\$10.00 + [\$10.00 \times (-40.00\% + 10.00\%)] = \$7.00$$

If the Index Return is negative and the Final Index Level has declined below the Initial Index Level by more than the Buffer Amount, you will lose 1% of your principal amount for every 1% that the Index has declined in excess of the Buffer Amount. You may lose up to 90% of your principal amount.

The hypothetical returns and hypothetical payouts on the securities shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

The Index

The S&P 500® Index is published by Standard & Poor's Financial Securities LLC ("S&P"). As discussed more fully in the accompanying underlying supplement no. 1-I under the heading "The S&P 500® Index," the S&P 500® Index is intended to provide a performance benchmark for the U.S. equities market. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Historical Information

The following table sets forth the quarterly high and low Index Closing Levels, based on daily Index Closing Levels as reported by Bloomberg Financial Markets. The information given below is for the four calendar quarters in each of 2006, 2007, 2008, 2009, 2010 and the first, second and third calendar quarters of 2011. Partial data is provided for the fourth calendar quarter of 2011. The Index Closing Level on December 27, 2011 was 1,265.43. We obtained the Index Closing Levels in the table below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Close
1/1/2006	3/31/2006	1,307.25	1,254.78	1,294.83
4/1/2006	6/30/2006	1,325.76	1,223.69	1,270.20
7/1/2006	9/30/2006	1,339.15	1,234.49	1,335.85
10/1/2006	12/31/2006	1,427.09	1,331.32	1,418.30
1/1/2007	3/31/2007	1,459.68	1,374.12	1,420.86
4/1/2007	6/30/2007	1,539.18	1,424.55	1,503.35
7/1/2007	9/30/2007	1,553.08	1,406.70	1,526.75
10/1/2007	12/31/2007	1,565.15	1,407.22	1,468.36
1/1/2008	3/31/2008	1,447.16	1,273.37	1,322.70
4/1/2008	6/30/2008	1,426.63	1,278.38	1,280.00
7/1/2008	9/30/2008	1,305.32	1,106.39	1,166.36
10/1/2008	12/31/2008	1,161.06	752.44	903.25
1//2009	3/31/2009	934.70	676.53	797.87
4/1/2009	6/30/2009	946.21	811.08	919.32
7/1/2009	9/30/2009	1,071.66	879.13	1,057.08
10/1/2009	12/31/2009	1,127.78	1,025.21	1,115.10
1/1/2010	3/31/2010	1,174.17	1,056.74	1,169.43
4/1/2010	6/30/2010	1,217.28	1,067.95	1,067.95
7/1/2010	9/30/2010	1,148.67	1,137.09	1,141.20
10/1/2010	12/31/2010	1,259.78	1,269.75	1,257.64
1/1/2011	3/31/2011	1,343.01	1,256.88	1,325.83
4/1/2011	6/30/2011	1,363.61	1,265.42	1,320.64
7/1/2011	9/30/2011	1,353.22	1,119.46	1,131.42
10/1/2011	12/27/2011*	1,285.09	1,099.23	1,265.43

* As of the date of this pricing supplement, available information for the fourth calendar quarter of 2011 includes data for the period from October 1, 2011 through December 27, 2011. Accordingly, the "Quarterly High," "Quarterly Low and "Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2011.

The following graph sets forth the historical performance of the S&P 500® Index, based on the daily historical Index Closing Levels from January 2, 2001 through December 27, 2011. We obtained the Index Closing Levels in the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Level on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment beyond the Buffer Amount, subject to the credit risk of JPMorgan Chase & Co.

Supplemental Underwriting Information (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS. The net proceeds received from the sale of the Securities will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligation under the Securities.

We have agreed to indemnify UBS and JPMS against liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We have agreed that UBS may sell all or a part of the Securities that it purchases from us to its affiliates at the price indicated on the cover of this pricing supplement.

Subject to regulatory constraints, JPMS intends to offer to purchase the Securities in the secondary market, but it is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds and Hedging" beginning on page PS-27 of the accompanying product supplement no. UBS-4-I.

The price to the public for all purchases of Securities in brokerage accounts is $10 per Security. UBS may receive a concession not in excess of the commission set forth on the cover of this pricing supplement for distribution of the Securities to these brokerage accounts. With respect to sales to certain fee-based advisory accounts for which UBS is an investment adviser, UBS will act as a placement agent. The purchase price for these accounts will be $9.80 per Security and UBS will forgo any commissions related to these sales.

Validity of the Securities

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the Securities offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Securities will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the Securities and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated November 14, 2011, which has been filed as Exhibit 5.2 to the Registration Statement on Form S-3 filed by us on November 14, 2011.